UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), except for the sections entitled “Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group”, “Voting Results” and “Information” of the Media Release, as well as the last paragraph under the section entitled “Distribution payable out of capital contribution reserves” and the last paragraph under the section entitled “Credit Suisse AG” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved
Zurich, April 28, 2017 The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution for the 2016 financial year of CHF 0.70 per registered share, which they can elect to receive either in the form of new shares (scrip dividend) or in cash or a combination thereof. The increase in authorized capital to service the scrip dividend was also approved by shareholders. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2016 Compensation Report. The Chairman and the other members of the Board of Directors proposed for re-election were confirmed in office for a further term of one year. Andreas Gottschling and Alexandre Zeller were elected as new members of the Board of Directors.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution payable out of capital contribution reserves
With a majority of 94.99%, shareholders approved a distribution of CHF 0.70 per registered share payable out of capital contribution reserves for the 2016 financial year in the form of a scrip dividend, a cash distribution or a combination thereof. The distribution remains subject to the provisions of foreign law concerning the acquisition of new shares. Should no choice be made, the distribution will be paid out entirely in cash.

Both the delivery of the new shares and the distribution in cash are scheduled for May 24, 2017. The issue price of the new shares will be based on the five-day average of the daily volume-weighted average prices from May 15, 2017 to May 19, 2017 of the registered shares of Credit Suisse Group AG listed on the SIX Swiss Exchange AG, less a discount of 8%.

Further information on the scrip dividend can be found in the ‘Shareholder Information – Summary Document’, which is available on the Credit Suisse website at: www.credit-suisse.com/agm

Increase of Authorized Capital for Scrip Dividend
With a majority of 92.95%, shareholders approved the increase in authorized capital in order to service the 2017 scrip dividend. Following the approval by shareholders, the authorized capital reserved for the  scrip dividend will be increased from currently CHF 6,299,274.64 (equivalent to 157,481,866 registered shares) to CHF 9,520,000 (equivalent to 238,000,000 registered shares), and Art. 27 of the Articles of Association will be amended accordingly.

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April 28, 2017 Page 2/4

Approval of the Compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period until the 2018 Annual General Meeting with a majority of 73.09%.

Additionally, the Annual General Meeting adopted the proposal of the Board of Directors to approve the aggregate amount of CHF 17.01 million for short-term variable compensation for the Executive Board for the 2016 financial year, with a majority of 59.59%. The Annual General Meeting also adopted the proposal to approve a maximum amount of CHF 31.0 million for the fixed compensation for the Executive Board for the period until the 2018 Annual General Meeting with a majority of 81.69% and approved the maximum amount of CHF 31.2 million for long-term variable compensation for the 2017 financial year, with a majority of 73.52%.

Consultative Vote on the 2016 Compensation Report
In a consultative vote, shareholders accepted the 2016 Compensation Report, with a majority of 57.98%.

Elections to the Board of Directors
Chairman Urs Rohner and the other members of the Board of Directors who stood for re-election were confirmed for a further term of office of one year.

Andreas Gottschling and Alexandre Zeller were elected to the Board of Directors as new members for a term of office of one year.

Andreas Gottschling was a member of the management board and chief risk officer of Erste Group Bank AG, Vienna, from 2013 to 2016. From 2012 to 2013, he was a senior advisor in the risk practice at McKinsey & Company, Zurich. Prior to that, he was with Deutsche Bank in London and Frankfurt, as a member of the Risk Executive Committee and Divisional Board from 2005 to 2012, with additional responsibility as Global Head of Operational Risk from 2006 to 2010. From 2003 to 2005, he held the role of Head of Quant Research at LGT Capital Management in Pfäffikon. From 2000 to 2003, he was a consultant at Euroquants, Frankenthal, and a Professor of Finance at Washington State University, Washington. He started his career at Deutsche Bank Research in 1997. Prior to that he studied Mathematics and Economics at Albert-Ludwigs University of Freiburg im Breisgau and Harvard University, and holds a Master and a PhD in Economics from the University of California, San Diego. Andreas Gottschling is a German citizen.

Alexandre Zeller was appointed Chairman of the Board of Directors of Credit Suisse (Schweiz) AG with effect from October 1, 2016. Prior to that, he was Chairman of the Board of Directors of SIX Group AG from May 2013. After completing his studies at the University of Lausanne (Business Administration) and Harvard Business School in Boston (Advanced Management Program), he worked in International Operational Audit at Nestlé in Vevey from 1984 to 1987. He subsequently held various functions at Credit Suisse in Zurich until 2002, during which time he was appointed to the Executive Board of Credit Suisse Private Banking in 1999 and to the position of CEO Private Banking Switzerland in 2002. After working as the CEO of Banque Cantonale Vaudoise in Lausanne from 2002 to 2008, he then moved to HSBC Private Bank (Suisse) in Geneva, where he worked until 2012 as the CEO, Country Manager Switzerland, and the Regional CEO Global Private Banking EMEA. Since 2012, Alexandre Zeller has held mandates as

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April 28, 2017 Page 3/4

a professional board member with various companies and foundations in Switzerland. Alexandre Zeller is a Swiss citizen.

Re-Election of the Members of the Compensation Committee
The Annual General Meeting re-elected Iris Bohnet, Andreas N. Koopmann, Kai S. Nargolwala as members of the Compensation Committee for a term of one year. Alexandre Zeller was also elected as a new member of the Compensation Committee for a term of one year. Kai S. Nargolwala will serve as Chairman of the Compensation Committee for a term of one year.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “On behalf of the Board of Directors, I would like to thank the shareholders for confirming their support and approving all proposals put forward today. We have noted shareholders’ sentiment surrounding compensation. Also going forward, we will continue engaging with our shareholders and duly considering their views in our compensation approach. Following today’s elections, I am delighted to welcome Andreas Gottschling and Alexandre Zeller as new members of our Board of Directors. I believe that the Board of Directors will benefit significantly from their strong track record and expertise in financial services and risk management. I also wish to express my considerable thanks to Noreen Doyle, Jean Lanier and Jassim Bin Hamad J.J. Al Thani for their personal contributions to the Board of Directors.”

Voting Results
All the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Tidjane Thiam, Chief Executive Officer, are available online in English, German and French at: www.credit-suisse.com/agm

Composition of the Board of Directors as of April 28, 2017
The composition of the Board of Directors has changed following the elections. Richard E. Thornburgh was appointed Vice-Chair for a further term of one year. Severin Schwan was newly appointed as Vice-Chair as well as Lead Independent Director for a term of one year. See pdf for table showing the new composition of the Board of Directors.

Information
Christoph Meier, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in about 50 countries worldwide. The group employs approximately 46,640 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, are specified in such “Shareholder Information − Summary

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Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2017 distribution solely based on the terms and conditions of the 2017 distribution and the additional information contained in the relevant documents. This media release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2017 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Composition of the Board of Directors as of April 28, 2017

	End of current term	Chairman’s and Governance Committee	Audit Committee	Compen-sation Committee	Risk Committee
Urs Rohner, Chairman	2018	Chairman	-	-	-
Severin Schwan, Vice-Chair and Lead Independent Director	2018	Member	-	-	Member
Richard E. Thornburgh, Vice-Chair	2018	Member	Member	-	Chairman
Iris Bohnet	2018	-	-	Member	-
Andreas Gottschling	2018	-	-	-	Member
Alexander Gut	2018	-	Member	-	-
Andreas Koopmann	2018	-	-	Member	Member
Seraina (Maag) Macia	2018	-	Member	-	-
Kai Nargolwala	2018	Member	-	Chairman	-
Joaquin J. Ribeiro	2018	-	Member	-	-
John Tiner	2018	Member	Chairman	-	Member
Alexandre Zeller	2018	Member	-	Member	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Stephan Flückiger
Stephan Flückiger
Director

/s/ Claude Jehle
Claude Jehle
Date: April 28, 2017		Director